UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PACIFIC INTERNET LIMITED
(Name of Issuer)

Ordinary Shares of Par Value $2.00 Per Share
(Title of Class of Securities)

Y66183-10-7
(CUSIP Number)

Terrence R. Brady
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5699
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box, check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
VANTAGE CORPORATION LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) ”
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO (See Item 3)
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7. SOLE VOTING POWER
3,879,373 (See Item 5)
8. SHARED VOTING POWER
-
9. SOLE DISPOSITIVE POWER
3,879,373 (See Item 5)
10. SHARED DISPOSITIVE POWER
-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,879,373 (See Item 5)
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.15% (See Item 5)
14.		TYPE OF REPORTING PERSON
OO (See Item 3)

Item 1.          Security and Issuer.

The Schedule 13D (the “Schedule 13D”) filed on March 6, 2006 by Vantage Corporation Limited (“Vantage”), relating to the Ordinary Shares, par value S$2.00 per share (the “Shares”), of Pacific Internet Limited, a company incorporated under the laws of the Republic of Singapore (the “Issuer”), as amended by Amendment No. 1 to the Schedule 13D filed on March 21, 2006 and Amendment No. 2 to the Schedule 13D filed on October 5, 2006, is hereby amended as set forth below by this Amendment No. 3.  The address of the Issuer’s principal executive office is 89 Science Park Drive, #02-05/06, The Rutherford, Singapore Science Park, Singapore 118261.

Unless otherwise indicated herein, terms used and defined in the Schedule 13D shall have the respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4.          Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On January 12, 2007, Vantage entered into a Sale and Purchase Agreement (the “Sale Agreement”) with Connect Holdings Limited, a company incorporated in Bermuda (“Connect”), to sell 2,250,000 Shares (the “Connect Shares”) to Connect at a purchase price of US$10.00 per Share, or aggregate consideration of approximately US$22,500,000.  The Connect Shares will be sold and transferred to Connect within five business days of January 12, 2007.  Pursuant to the Sale Agreement, Vantage agreed to use its best endeavors to (i) have the Issuer notify the InfoComm Development Authority of Singapore (the “IDA”) for approval of the appointment of a Connect nominee (the “Connect Nominee”) as a director of the Issuer in place of one of the Vantage-affiliated directors and (ii) procure that the Connect Nominee is appointed as a director of the Issuer.  A copy of the Sale Agreement is attached hereto as Exhibit 99.7 and incorporated by reference herein.

On January 12, 2007, Connect announced (the “Announcement”) its pre-conditional, voluntary offer (the “Offer”) to acquire all of the Shares of the Issuer, other than those already held by Connect, at a purchase price of US$10.00 per Share.  The Offer, if made, will be conditional upon (a) Connect obtaining more than 50% of the voting rights of the total issued and outstanding Shares, (b) the attainment of certain regulatory and third party approvals, including approval by the IDA, the absence of injunctions relating to the Offer and other conditions set forth in the Announcement (the “Pre-Conditions”), and (c) any other conditions that may be imposed by Connect after consultation with the Securities Industry Council of Singapore (the “SIC”).  If the Pre-Conditions are not satisfied, or waived in certain circumstances, on or before 90 days from the date of the Announcement, or such later date as Connect may determine in consultation with the SIC, the Offer will not be made.  A copy of the Announcement is attached hereto as Exhibit 99.8 and incorporated by reference herein.

On January 12, 2007, Vantage entered into an Irrevocable Undertaking (the “Undertaking”) with Connect pursuant to which Vantage agreed to accept the Offer, if made, by Connect to acquire the remaining 1,629,373 Shares held by Vantage that are not subject to the Sale Agreement.  The Undertaking will lapse if Connect does not release the Announcement by January 31, 2007.  A copy of the Undertaking is attached hereto as Exhibit 99.9 and incorporated by reference herein.

Item 5.          Interest in Securities of the Issuer.

Item 5 is amended and supplemented by deleting paragraph (a) and replacing it with the following:

(a)           As of the close of business on January 11, 2007, Vantage beneficially owned of record 3,879,373 Shares, which constituted 28.15% of the Shares outstanding.  The aggregate percentage of Shares reported as beneficially owned of record by Vantage in this Statement is based upon 13,776,680 total Shares outstanding as of September 30, 2006, based on a company search conducted at the Accounting and Corporate Regulatory Authority of Singapore as of January 5, 2007.

Item 7.          Material to be Filed as Exhibits.

Exhibit 99.7.           Sale and Purchase Agreement dated January 12, 2007 between Vantage Corporation Limited and Connect Holdings Limited.

Exhibit 99.8.           Announcement of Pre-Conditional Voluntary General Offer by Connect Holdings Limited dated January 12, 2007.

Exhibit 99.9            Irrevocable Undertaking dated January 12, 2007 between Vantage Corporation Limited and Connect Holdings Limited.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 17, 2007	VANTAGE CORPORATION LIMITED

	By:	/s/ Zhang Yun
	Name:	Zhang Yun
	Title:	Chief Investment Officer

EXHIBIT INDEX

Number	Exhibit

99.7.	Sale and Purchase Agreement dated January 12, 2007 between Vantage Corporation Limited and Connect Holdings Limited.

99.8.	Announcement of Pre-Conditional Voluntary General Offer by Connect Holdings Limited dated January 12, 2007.

99.9	Irrevocable Undertaking dated January 12, 2007 between Vantage Corporation Limited and Connect Holdings Limited.